EXHIBIT 4.92


                          GOLDEN CHALICE RESOURCES INC.
                         711 - 675 West Hastings Street
                              Vancouver, BC V6B 1N2
                     Tel: (604) 685-2222 Fax: (604) 685-3764

October 1, 2005

VIA FACSIMILE

Amador Gold Corp.
711 - 675 West Hastings Street
Vancouver, BC   V6B 1N2

ATTENTION:        LYNN EVOY

Dear Sir:

Re: Golden Chalice Resources Inc. ("Golden Chalice") PROPERTY ACQUISITION IN THE CHAPLEAU AREA OF ONTARIO

Golden Chalice has picked up a considerable land package in the Chapleau area of Ontario. I am writing to you as Richard Hughes is a director of both Amador Gold and Golden Chalice which may represent a conflict of interest. However, I believe this proposal is good for Golden Chalice and can work between our two companies as I have great respect for, and a good working relationship with Mr. Hughes. While I am also a director of Amador Gold, I have made this same offer to arm's length companies associated with Mr. Hughes and I believe it is in Golden Chalice's best interests to share the costs of this project with several partners.

We believe there are other areas that are prospective for diamonds and would like to pick up additional land in the coming weeks. The majority of our financings are flow-through which is not permitted to be used for land acquisition, therefore our financial resources are somewhat limited for this purpose. We propose that Amador Gold Corp. provide the funds, estimated to be approximately $150,000, to acquire this additional ground we believe to be prospective in exchange for a 50% interest in this land to be acquired. Golden Chalice and Amador Gold can then enter into a 50/50 standard joint venture with industry standard dilution clauses based on contribution to the exploration expenditures. Golden Chalice will be the operator so long as its interest is 50% or greater but will agree to consult with Amador Gold regularly. Golden Chalice will charge a 15% administrative charge on work and acquisition costs incurred. We shall endeavour to negotiate a joint venture agreement in the coming months.

If you are in agreement with the above arrangement please sign below and return to my attention. I look forward to working with you in the future.


Yours truly,                        AGREED to and ACCEPTED by
                                    Lynn Evoy on behalf of Amador Gold Corp.
GOLDEN CHALICE RESOURCES INC.       dated as of the 1st day of October 2005.

By:  /s/ John Keating               BY:  /S/ LYNN EVOY
----------------------------        -------------------------------
John Keating
President and CEO